Press Release

Not for Distribution to United States News Wire Services or for
Dissemination in the United States

GreenPower Announces Exchange of Term Loans for

Series B Convertible Preferred Shares

Vancouver, Canada, April 1, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces that it has exchanged (the "Preferred Share Offering") loans owed to a related party into 1,200 series B convertible preferred shares (each, a "Series B Convertible Preferred Share"), with a stated value of USD $1,000, for a purchase price of US$1,140,000 and a stated value of US$1,200,000.  The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

The exchange of term loans from related parties into Series B Convertible Preferred Shares will increase the Company's shareholder's equity.

An insider of the Companies that participated in the Preferred Share Offering  is considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the Series B Convertible Preferred Shares is considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

All securities issued in the Preferred Share Offering will be subject to a statutory hold period of four months plus a day from the closing of the Preferred Share Offering in accordance with applicable securities legislation.

Early Warning Requirements - Fraser Atkinson

The following disclosure is being provided as required by applicable securities and regulatory requirements.

On March 31, 2026, the Company issued 818 Series B Convertible Preferred Shares to FWP Holdings LLC and 382 Series B Convertible Preferred Shares to 0851433 B.C. Ltd. Prior to the issuance of the Series B Convertible Preferred Shares, as previously disclosed in a press release dated January 29, 2026, Atkinson directly and indirectly owned and controlled securities which represent 27.1% of the 5,029,321 issued and outstanding Shares as at the date of the issuance of the Shares, on a non-diluted basis. If Atkinson were to exercise the stock options and the share purchase warrants and convert the Debentures and the Series B Convertible Preferred Shares, Atkinson would directly and indirectly own and control 6,539,207 Shares or 64.1% of the issued and outstanding Shares calculated on a partially-diluted basis.

Following the issuance of the Series B Convertible Preferred Shares, Atkinson directly and indirectly owned and controlled an aggregate of:

  536,230 Shares held directly;

  2,857 Shares held indirectly through Atkinson Family Trust;

  659,204 Shares held indirectly through FWP Acquisition;

  6,818 Shares held indirectly through FWP Holdings LLC, a private limited liability company owned by Fraser Atkinson;

  70,893 Shares held indirectly through KFS Capital LLC, a private limited liability company owned by Fraser Atkinson;

  85,031 Shares held indirectly through Koko Financial Services Ltd., a private company owned by Fraser Atkinson;

  1,786 Shares held through H. Atkinson ITF RR Atkinson;

  1,786 Shares held through H. Atkinson ITF SS Atkinson;

  24,500 stock options;

  54,348 share purchase warrants held by FWP Acquisition;

  Debentures in the amount of US$3,432,945 held by FWP Acquisition;

  Debenture in the amount of US$108,055 held by Koko Financial Services Ltd.; and

  4,200 Series B Convertible Preferred Shares,

which represents 27.1% of the 5,029,321 issued and outstanding Shares as at the date of the issuance of the Shares, on a non-diluted basis. If Atkinson were to exercise the stock options and the share purchase warrants and convert the Debentures and the Series B Convertible Preferred Shares, Atkinson would directly and indirectly own and control 7,146,802 Shares or 66.1% of the issued and outstanding Shares calculated on a partially-diluted basis.

Atkinson intends to monitor the business and affairs of the Company, including its financial performance, and depending upon these factors, market conditions and other factors, additional securities of the Company may be acquired as is considered or deemed appropriate.  Alternatively, some or all of the securities described herein may be disposed of in compliance with applicable securities regulatory requirements.

A copy of Atkinson's early warning report will appear on the Company's profile on SEDAR+ at www.sedarplus.ca and may also be obtained by contacting Michael Sieffert at 604-563-4144.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.